Exhibit 99.1

SPI Energy Co., Ltd. Appoints Chief Financial Officer

SHANGHAI, November 17, 2016 — SPI Energy Co., Ltd. (“SPI Energy” or the “Company”) (NASDAQ: SPI), a global clean energy market place for business, residential, government and utility customers and investors, today announced that effective today, Mr. Guanning Liang is appointed as the Company’s Chief Financial Officer (“CFO”). Mr. Liang replaces Mr. Tairan Guo, who has served as the Company’s Interim CFO since March 2016. Mr. Guo will continue to serve as Vice President overseeing the Company’s green power consumption business and power plant assets within Meicheng Power, a subsidiary of the Company, to further develop and implement the Company’s investment, asset management and M&A strategies.

“I would like to thank Mr. Tairan Guo for his outstanding contributions and leadership during his tenure in achieving critical initiatives after successful up-listing from OTC to Nasdaq Global Select, we look forward to continuing to work with him.” said Xiaofeng Peng, Chairman and Chief Executive Office of SPI Energy. “Mr. Liang is an accomplished executive with significant financial expertise and experience in leading U.S.-listed public companies. I am excited to welcome him on board and looking forward to working closely with him to further improve corporate governance, financial management, SEC reporting, and investor relations.”

Mr. Liang brings a wealth of leadership experience to SPI Energy, with over 14 years of expertise in finance and auditing. Mr. Liang joined the Company from Weibo Corporation (NASDAQ: WB) where he has served as Finance Director since 2015. Previously, Mr. Liang was Finance Director at Sina Corporation (NASDAQ: SINA) from 2012 to 2015, Financial Controller at China Mass Media Corp. from 2011 to 2012, and Finance Manager of GCL-Poly, a company listed on the Stock Exchange of Hong Kong, and Senior Finance Manager of its subsidiary GCL Solar from 2008 to 2010. Prior to that, Mr. Liang has over six years’ experience in KPMG China and Singapore Offices from 2002 to 2008, and his last position with KPMG is audit manager. Mr. Liang received his bachelor’s degree in management from Sun Yat-Sen University in 2002 and is a Fellow member of Chartered Certified Accountant, or FCCA.

About SPI Energy Co., Ltd.

SPI Energy Co., Ltd. is a global provider of photovoltaic (PV) solutions for business, residential, government and utility customers and investors. SPI Energy focuses on the downstream PV market including the development, financing, installation, operation and sale of utility-scale and residential solar power projects in China, Japan, Europe and North America. The Company operates an innovative online energy e-commerce and investment platform, www.solarbao.com, which enables individual and institutional investors to purchase innovative PV-based investment and other products; as well as www.solartao.com, a B2B e-commerce platform offering a range of PV products for both upstream and downstream suppliers and customers. The Company has its operating headquarters in Shanghai and maintains global operations in Asia, Europe, North America and Australia.

For additional information, please visit: www.spisolar.com, www.solarbao.com or www.solartao.com.

Safe Harbor Statement

This release contains certain “forward-looking statements.” These statements are forward-looking in nature and subject to risks and uncertainties that may cause actual results to differ materially. All forward-looking statements included in this release are based upon information available to the Company as of the date of this release, which may change, and the Company undertakes no obligation to update or revise any forward-looking statements, except as may be required under applicable securities law.

For investors and media inquiries please contact:

Investor Relations Department

SPI Energy Co., Ltd.

pearl.peng@spisolar.com

+86 21 8012 9135

Tony Tian, CFA
Weitian Group LLC
tony.tian@weitian-ir.com

+1 732 910 9692